iMedia International, Inc.
1721 21st Street
Santa Monica, California 90404
(310) 453-4499
November 2, 2006
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	iMedia International, Inc. Withdrawal of Registration Statement on Form SB-2 Filed September 28, 2005 File No. 333-128643
Ladies and Gentlemen:
     In accordance with Rule 477 of the Securities Act of 1933, as amended, iMedia International, Inc. (the “Registrant”) hereby applies for withdrawal of the above-referenced Registration Statement on Form SB-2. The Registration Statement has not been declared effective by the Commission and no securities were sold in connection with the offering to which the Registration Statement related. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c).
     The Registrant submits that the withdrawal of the Registration Statement will allow Registrant to raise needed capital, which is in the best interests of Registrant and its shareholders.

Very truly yours, iMedia International, Inc.
By:	/s/ Anthony J. Fidaleo
Anthony J. Fidaleo,
Chief Financial Officer